Exhibit 99.3

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that Gerdau S.A. and Metalúrgica Gerdau S.A. (collectively, the “Companies”) Boards of Directors approved, on May 02, 2024, the payment of Dividends as an anticipation of the minimum payment for the current fiscal year of 2024. The amount will be paid according to the dates listed bellow:

Company	Record Date	Ex-Dividend Date	Payment Date	Value per Share Common and Preferred Dividends
METALÚRGICA GERDAU S.A.	05/15/2024	05/16/2024	05/28/2024	R$	0.19
GERDAU S.A.	05/15/2024	05/16/2024	05/27/2024	R$	0.28
GERDAU S.A. (ADR)	05/17/2024	05/20/2024	06/04/2024	R$	0.28

Additional information can be obtained from our Investor Relations Department, located at Av. Doutora Ruth Cardoso, 8501 – 8th Floor – São Paulo – SP – 05425-070 – Brazil.

Phone: +55 (11) 3094.6300

E-mail: inform@gerdau.com

São Paulo, May 02, 2024.

Rafael Dorneles Japur

Executive Vice President

Investor Relations Director